LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

July 2, 2014

Catherine Courtney Gordon

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

TCG Financial Series Trust II ("Trust")

File Nos. 333-189480, 811-22827

Post-Effective Amendment #3

Rule 461 - Request for Acceleration

Dear Ms. Gordon:

Kindly accept this letter as the registrant’s request for acceleration pursuant to Rule 461. The registrant requests that its filed July 2, 2014 485A be declared “Effective” on July 2, 2014, or as soon as possible. Accordingly, the registrant acknowledges the following:

1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commissions from taking any action with respect to the filing;

2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

Thank you for your kind attention to this matter.

On Behalf of:

TCG FINANCIAL SERIES TRUST II

By:  /s/ Jorge H. Coloma

      Jorge H. Coloma, President and Chief Financial Officer